NHCOHEN CAPITAL LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

NET CAPITAL	
Total capital qualified for net capital	$ 125,034
Total capital and allowable subordinated liabilities	125,034
Deductions and/or charges	
Nonallowable assets:	
Prepaid Expenses	22,500
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	102,534
Haircuts on securities	-
Net capital	$ 102,534
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (12.5% of total aggregate indebtedness)	$ 750
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 97,534
Ratio: Aggregate indebtedness to net capital	.06 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2015, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5

NHCOHEN CAPITAL LLC
SCHEDULE II
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

NET CAPITAL	
Total capital qualified for net capital	$ 67,849
Total capital and allowable subordinated liabilities	67,849
Deductions and/or charges Nonallowable assets:	10,127
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	57,722
Haircuts on securities	-
Net capital	$ 57,722
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (12.5% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 52,722
Ratio: Aggregate indebtedness to net capital	-

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2014, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5